UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 6 April 2021, London UK

GSK announces Dr Anne Beal to join the Board as Non-Executive Director

GlaxoSmithKline plc (LSE/NYSE: GSK) today announces that Dr Anne Beal will join the Board of the Company as a Non-Executive Director with effect from 6 May 2021.

On joining the Board, Dr Beal will become a member of the Corporate Responsibility Committee (the 'Committee') which provides important oversight of the Company's Trust agenda including policies towards access to medicines, global health, inclusion and diversity and environmental sustainability. Dr Beal will succeed Lynn Elsenhans as Chair of the Committee after the 2022 Annual General Meeting. Ms Elsenhans has agreed to remain on the Board for a further year to facilitate an orderly transition to Dr Beal's leadership of the Committee.

Dr Beal will bring to GSK extensive healthcare experience as a physician and entrepreneur combined with a passion for patient advocacy. She is a recognised health policy expert in the development of global and national programmes for improving healthcare access for all patient groups and in ensuring the voice of patients is reflected in research programmes.

Commenting on the changes, Sir Jonathan Symonds, Chairman of GSK said: "I am delighted to welcome Anne to GSK. Acting responsibly is an integral part of how successful modern businesses deliver for a wide range of stakeholders including investors. That's why the work of the Corporate Responsibility Committee is critical to the success of GSK. Anne's expertise and experience will be a valuable addition to GSK and to the leadership of the Committee. I would like to thank Lynn for her service to the Company over the last nine years and to agreeing to stay on to ensure a smooth transition to Anne."

Dr Beal is founder and CEO of AbsoluteJOI Skincare and a member of the Board of AcademyHealth. Prior to her current roles, Dr Beal spent six years at Harvard Medical School and Massachusetts General Hospital, where she was an instructor in paediatrics and has also held leadership roles at the Commonwealth Fund and the Aetna Foundation. In addition, Dr Beal was previously Deputy Executive Director and Chief Engagement Officer for The Patient-Centered Outcomes Research Institute in the U.S. and Chief Patient Officer and Global Head of Patient Solutions at Sanofi.

She holds a B.A. from Brown University, an M.D. from Cornell University Medical College, and an M.P.H. from Columbia University.

Notes

1.	The appointment of Dr Anne Beal was made by the Board on the recommendation of the Nominations & Corporate Governance Committee.
2.	The Board has determined that Dr Beal will be an independent Non-Executive Director on appointment in accordance with the UK Corporate Governance Code.
3.
Dr Beal will receive the standard basic fee for a Non-Executive Director of £95,000 per annum. She will receive a further payment of £40,000 per annum when she succeeds Ms Elsenhans as Chair of the Corporate Responsibility Committee.

Dr Beal will be required to invest at least 25% of her fees in GSK shares that should be held until her retirement from the Board.

4.	Membership of other Committees will be determined in due course.
5.	Dr Beal does not have a service contract. She has a letter of appointment which may be viewed by contacting the Company Secretary at the Company's registered office.
6.	There are no additional details to disclose in respect of Dr Beal's appointment under Listing Rule 9.6.13R.
7.	From 6 May 2021 the Board of GSK will comprise:
Sir Jonathan Symonds Emma Walmsley Iain Mackay Dr Hal Barron Vindi Banga Charles Bancroft Dr Anne Beal Dr Vivienne Cox Lynn Elsenhans Dr Jesse Goodman Dr Laurie Glimcher Urs Rohner
Non-Executive Chairman
Chief Executive Officer
Chief Financial Officer
Chief Scientific Officer and President, R&D
Senior Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director

As previously announced, Charles Bancroft has succeeded Judy Lewent as Chair of the Audit & Risk Committee following approval of GSK's 2020 Annual Report. Judy will not stand for re-election to the Board at GSK's Annual General Meeting on 5 May 2021.

Lynn Elsenhans will stand for re-election at the AGM and remain on the Board for a further year to facilitate a smooth handover to Dr Beal.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

GSK enquiries:
Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Madeleine Breckon	+44 (0) 7880 040 329	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)

Analyst/Investor enquiries:	James Dodwell	+44 (0) 20 8047 2406	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Mick Readey	+44 (0) 7990 339653	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2020 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: April 06, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc